02021900

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	September 30, 1998
Estimated average burden hours per response	. . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-46138

SEC MAIL RECEIVED PROCESSING APR 15 2002 WASH. D.C. 164 SECTION

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
LONG ISLAND FINANCIAL GROUP INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 WOODCREST DR.
(No. and Street)

ROSLYN (City) NY (State) 11576 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

STUART REIS 516-741-1966
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LAWRENCE HOFFMAN CPA PC
(Name — *if individual, state last, first, middle name*)

30 URSULA DR (Address) ROSLYN (City) NY (State) 11576 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 03 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, STUART REIS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LONG ISLAND FINANCIAL GROUP INC., as of DECEMBER 31, 2001 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Stuart R

Signature

PRESIDENT

Title

Karen A. Hurwitz 4/1/02

Notary Public

KAREN A. HURWITZ
Notary Public, State of New York
No. 4881448
Qualified in Suffolk County
Commission Expires December 22, 2002

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LONG ISLAND FINANCIAL GROUP, INC.
2 WOODCREST DRIVE
ROSLYN, NY 11576
516-741-1966

MAY 12, 2002

MR. CHRIS PAGNANELLI
NASD REGULATION, INC.
DISTRICT 10
TWO JERICHO PLAZA, 2ND FLOOR
JERICHO, NY 11753

DEAR MR. PAGNANELLI:

ENCLOSED, PLEASE FIND THE CORRECTED FINANCIAL STATEMENTS ISSUED BY LAWRENCE HOFFMAN, CPA, PC. OUR AUDITOR'S HAVE REQUESTED YOU RETURN DIRECTLY TO THEM THE PREVIOULY ISSUED MARCH 13, 2002 FINANCIAL STATEMENTS. THE AUDITOR'S ADDRESS IS LAWRENCE HOFFMAN, CPA, PC 30 URSULA DRIVE ROSLYN, NY 11576-3021. OUR AUDITOR'S ASKED US TO STRESS THE FACT THAT THE ENCLOSED FINANCIAL STATEMENTS ARE CORRECTED AND REPLACE THE PREVIOUSLY REISSUED MARCH 13, 2002 FINANCIAL STATEMENTS. PLEASE BE SURE TO USE ONLY THE ENCLOSED CORRECTED FINANCIAL STATEMENTS.

THANK YOU FOR YOUR COOPERATION IN THIS MATTER.

SINCERELY,
LONG ISLAND FINANCIAL GROUP, INC.

STUART REIS, PRESIDENT

cc: DONALD BURNEY, NASD STAFF SUPERVISOR
RAMONA LOPEZ, SECURITIES AND EXCHANGE COMMISSION
LAWRENCE HOFFMAN, CPA, PC

LONG ISLAND FINANCIAL GROUP INC.
RECONCILIATION OF ANNUAL AUDIT TO FOCUS REPORT YEAR END 12/31/01

	FOCUS REPORT	ANNUAL AUDIT	DIFFERENCE	
A/R	2632	6058	3426	*1
PREPAID PENSION	81108	86783	5675	*2
SUBTOTAL	83740	92841	9101	
A/P	4049	50945	46896	*3
RETAINED EARNINGS	47956	10161	-37795	
OTHER EXPENSES	65314	103108	37794	*4
NET INCOME	5942	-45596	51538	

EXPLANATIONS

1. A wire for $6057.95 from US Clearing Corp. due as of 12/31/01 was received on Jan. 7, 2002.

2. We were awaiting the year end pension report for 12/31/01 from the Actuary so that the auditor could ascertain the present value of the prepaid pension.

3. Accounts payable difference is due to the accrued pension plan contribution payable and other accrued liabilities per auditor.

4. Other expenses difference is also due to the pension plan contribution amount and other year end expenses per auditor.

LONG ISLAND FINANCIAL GROUP, INC.

FINANCIAL STATEMENTS

WITH INDEPENDENT AUDITORS REPORT

DECEMBER 31, 2001

TABLE OF CONTENTS

LAWRENCE HOFFMAN, CPA, PC
Certified Public Accountants and Consultants

30 Ursula Drive
Roslyn, NY 11576-3021
Tel: (516) 625-9051
Fax: (516) 625-0997

Independent Auditor's Report

To the Board of Directors
of Long Island Financial Group, Inc.

We have audited the accompanying balance sheet of Long Island Financial Group, Inc. as of December 31, 2001, and the related statements of income and retained earnings (deficit), comprehensive income and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As discussed in note 9 to the financial statements certain errors resulting in the overstatement of previously reported company assets, liabilities and an understatement of expenses and other comprehensive income were discovered by management in the current year. Accordingly the 2001 financial statements have been restated to correct these errors.

In our opinion, the financial statements referred to above presents fairly, in all materials respects, the financial position of Long Island Financial Group, Inc. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Lawrence Hoffman, CPA, PC

Lawrence Hoffman, Certified Public Accountant, P.C.

March 13, 2002

Reissued April 11, 2002

LONG ISLAND FINANCIAL GROUP, INC.
BALANCE SHEET
DECEMBER 31, 2001

ASSETS

CURRENT ASSETS		
CASH AND EQUIVALENTS (NOTE 2)	$ 111,297	
ACCOUNTS RECEIVABLE - US CLEARING, CORP. (NOTE 2)	6,058	
TOTAL CURRENT ASSETS		$ 117,355
FIXED ASSETS (NOTE 2)		
FURNITURE & EQUIPMENT	16,817	
COMPUTER EQUIPMENT	11,950	
TOTAL FIXED ASSETS	28,767	
LESS ACCUMULATED DEPRECATION	(25,243)	
FIXED ASSETS NET		3,524
OTHER ASSETS (NOTE 2)		
ORGANIZATION COSTS	195	
LESS ACCUMULATED AMORTIZATION	(195)	
PREPAID PENSION COSTS (NOTE 4)	86,783	
TOTAL OTHER ASSETS		86,783
TOTAL ASSETS		$ 207,662

(THE INDEPENDENT AUDITORS' REPORT AND THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.)

LONG ISLAND FINANCIAL GROUP, INC.
BALANCE SHEET
DECEMBER 31, 2001

LIABILTITES AND STOCKHOLDERS' EQUITY

LIABILITIES		
CURRENT LIABILITIES		
ACCOUNTS PAYABLE	$ 5,078	
PAYROLL TAXES PAYABLE	4,049	
ACCRUED CORPORATION INCOME TAXES PAYABLE (NOTE 2)	100	
ACCRUED PENSION PLAN CONTRIBUTIONS PAYABLE (NOTE 4)	41,718	
TOTAL CURRENT LIABILITIES		$ 50,945
STOCKHOLDERS' EQUITY		
COMMON STOCK - NO PAR VALUE, 100 SHARES AUTHORIZED, 4 SHARES ISSUED	123,127	
PAID-IN CAPITAL	23,429	
RETAINED EARNINGS	10,161	
TOTAL STOCKHOLDERS' EQUITY		156,717
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		$ 207,662

(THE INDEPENDENT AUDITORS' REPORT AND THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.)

LONG ISLAND FINANCIAL GROUP, INC.
STATEMENT OF INCOME AND RETAINED EARNINGS
FOR THE YEAR ENDED DECEMBER 31, 2001

COMMISSION & FEE INCOME		$ 330,468
REALIZED (LOSS) ON SALE OF SECURITIES		(17,139)
DIVIDEND & INTERREST INCOME		4,740
TOTAL INCOME		318,069
COST OF SALES		36,554
GROSS PROFIT		281,515
EXPENSES		
SELLING EXPENSES	$ 300	
GENERAL AND ADMINISTRATIVE EXPENSES	254,882	
TOTAL EXPENSES		255,182
NET OPERATING BEFORE TAXES		26,333
LESS PROVISION FOR TAXES		100
NET INCOME		26,233
RETAINED EARNINGS (DEFICIT) - JANUARY 1, 2001		(16,072)
RETAINED EARNINGS - DECEMBER 31, 2001		$ 10,161

(SEE INDEPENDENT AUDITORS' REPORT AND THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.)

LONG ISLAND FINANCIAL GROUP, INC.
STATEMENT OF COMPREHENSIVE INCOME
FOR THE YEAR ENDED DECEMBER 31, 2001

NET INCOME	$ 26,333
OTHER COMPREHENSIVE INCOME NET OF TAX: LESS: RECLASSIFICATION ADJUSTMENT FOR LOSSES ON SECURITIES INCLUDED IN NET INCOME	11,543
OTHER COMPREHENSIVE INCOME	11,543
COMPREHENSIVE INCOME	$ 37,876
ACCUMULATED OTHER COMPREHENSIVE INCOME/(LOSS) - JANUARY 1, 2001	$ (11,543)
CURRENT YEAR OTHER COMPREHENSIVE INCOME	11,543
ACCUMULATED OTHER COMPREHENSIVE INCOME - DECEMBER 31, 2001	$ 0

(SEE INDEPENDENT AUDITORS' REPORT AND THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.)

LONG ISLAND FINANCIAL GROUP, INC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES:		
NET INCOME		$ 26,233
OTHER COMREHENSIVE INCOME (LOSS)		11,543
ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH PROVIDED BY OPERATIONS:		
DEPRECIATION	$ 3,475	
(INCREASE) IN ACCOUNTS RECEIVABLE	(3,327)	
(INCREASE) IN PREPAID PENSION COSTS	(5,675)	
DECREASE IN EXCHANGES RECEIVABLE	6,314	
(DECREASE) IN ACCOUNTS PAYABLE AND PAYROLL TAXES PAYABLE	(13,690)	
(DECREASE) IN PENSION PLAN CONTRIBUTION PAYABLE	(20,172)	
TOTAL ADJUSTMENTS		(33,075)
NET CASH PROVIDED BY OPERATIONS		4,701
CASH FLOWS FROM INVESTING ACTIVITIES:		
SALE OF SECURITIES	4,608	
NET CASH PROVIDED BY INVESTING ACTIVITIES		4,608
INCREASE IN CASH		9,309
CASH AT BEGINNING OF YEAR		101,988
CASH AT END OF YEAR		$ 111,297
SUPPLEMENTAL CASH FLOW INFORMATION:		
CASH PAID DURING THE YEAR FOR		
INTEREST		$ 233
INCOME TAXES		100

(THE INDEPENDENT AUDITORS' REPORT AND THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.)

Long Island Financial Group, Inc.
Notes To Financial Statements
December 31, 2001

1. Organization:

The Company is engaged principally in the resale of securities and mutual funds as a broker/dealer. The company is registered with the Securities and Exchange Commission to be a broker/dealer pursuant to the National Association of Securities Dealers, Inc. (NASD). Client accounts are held and maintained by an outside broker/clearing house.

2. Summary of Significant Accounting Policies:

Accounting Method:

The Company's financial statements are prepared using the accrual basis of accounting under generally accepted accounting principles.

Adoption of SFAS No. 130:

The Company adopted SFAS No. 130, Reporting Comprehensive Income.

Cash and Cash Equivalents:

Cash equivalents represent highly liquid investments with maturities of three months or less at date of purchase.

Accounts Receivable:

The Company is on the direct charge off method for bad debts. No provision for bad debts is provided for based on prior experience, they are de minimis.

Fixed Assets:

Fixed assets are recorded at cost. Depreciation is provided on the straight line method over the estimated useful lives of the respective assets.

Intangible Assets:

Intangible assets are amortized by using the straight line method over an estimated useful life of five years.

Long Island Financial Group, Inc.
Notes To Financial Statements
December 31, 2001

2. Summary of Significant Accounting Policies: - Continued

Income Taxes:

The Corporation, with the consent of its shareholders, has elected to be taxed as an S Corporation under Section 1372 of the Internal Revenue Code, which provides that, in lieu of federal corporate taxes, the stockholders are taxed on their proportionate share of the Corporation's taxable income. The Corporation, with consent of its shareholders, has elected for State tax purposes to be taxed as an S Corporation, which provides that, in lieu of state corporate taxes, the stockholders are taxed on their proportionate share of the Corporation's taxable income. A provision for state S corporation franchise fee has been provided as applicable.

Fair Value of Financial Instruments:

The carrying value of cash and cash equivalents, accounts receivable, marketable securities, accounts payable, payroll taxes payable, accrued corporation taxes payable, accrued pension plan contributions payable, loan payable, and exchanges payable approximates fair value because of the short-term maturity of these financial instruments.

Use of Estimates:

The preparation of financial statements in conformity with general accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, sales and expenses and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

3. Reserve Requirements:

The Company is not obligated to report under SEC Rule 15c-3 since it does not maintain customer accounts or hold securities. Therefore, the company does not have a reserve requirement nor does it have any information relating to the possession or control requirement under Rule 15c3-3. The Company fully disclosed under SEC Rule 15c3-3 (K) (2) (ii) that it clears its transactions through US Clearing Corp.

Long Island Financial Group, Inc.
Notes To Financial Statements
December 31, 2001

4. Retirement Plans:

The Company has a defined benefit plan with Which is accounted for under SFAS Number 87, "Employers' Accounting for Pensions" and SFAS Number 132, "Employers' Disclosures about Pension and Other Postretirement Benefits". The plan covers substantially all employees. The plan was adopted as of January 1, 1999.

A reconciliation of the plan's funded status and amounts recognized in the Company's balance sheet date of December 31, 2001 is as follows.

Actuarial present value of benefit obligations:	
Accumulated benefit Obligation	$ 139,431
Projected benefit obligation for service rendered to date	$ 139,431
Plan assets at fair value	140,512
Plan assets greater than projected benefit obligations	1,081
Unrecongnized net transition asset	63,023
Unrecongnized net loss	22,679
Prepaid cost	$ 86,783

The periodic pension cost for 2001 included the following components:

Service cost-benefits earned during the period	$ 38,703
Interest cost on projected benefit obligation	8,175
Expected return on plan assets	(9,733)
All other components	4,848
Net periodic pension cost	$ 41,993

Long Island Financial Group, Inc.
Notes To Financial Statements
December 31, 2001

5. Commitments and Contingencies - Leases:

The Company leases offices from its major shareholder (see note 6) and is responsible for utilities, repairs and other expenses. The lease term is for two years and expires December 31, 2003. Rent charged to operations was $ 4,800 during 2001.

Minimum required future rental payments under this operating lease as of December 31, 2001 are:

2002	$ 16,000
2003	$ 16,000

7. Related Party Transactions:

The table below summarizes the transactions between the Company and other affiliated parties and the payable balances outstanding.

	2001
Stuart Reis CPA, P.C. (a)	
Accounting Fees	$ 20,645
Stuart Reis (b)	
Rent Expense	4,800

7. Related Party Transactions: - Continued

(a) Stuart Reis CPA, P.C. is a corporation owned by Stuart Reis the President and major stockholder of Long Island Financial Group, Inc.

(b) Stuart Reis is the President and major stockholder of Long Island Financial Group, Inc.

8. Minimum Capital:

Under SEC Rule 15c3-1(vi), the company is required to maintain net capital of not less than $ 5,000 or 6.667% of aggregate indebtedness (AI), whichever is greater, in 2000. At December 31, 2000, the Company's net capital as defined by SEC Rule 15c3-1 (vi) was $ 61,410 in excess of minimum net capital required.

Long Island Financial Group, Inc.
Notes To Financial Statements
December 31, 2001

9. Current Period Adjustment:

Certain errors, resulting in both the overstatement of assets, liabilities and an understatement of expenses and other comprehensive income during the current period resulted in the decrease of company assets of $ 64,460, a decrease in company liabilites of $ 128,866, a increase in other comprehensive of $ 65,843 and, a increase in expenses of $ 1,437. These changes also resulted in a change in Note 4 on retirement plans.

LAWRENCE HOFFMAN, CPA, PC
Certified Public Accountants and Consultants

30 Ursula Drive
Roslyn, NY 11576-3021
Tel: (516) 625-9051
Fax: (516) 625-0997

SUPPLEMENTAL INFORMATION DISCLAIMER OF OPINION

To the Board of Directors
Long Island Financial Group, Inc.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information in the following pages is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has not been subjected to the auditing procedures applied in the examination of the basic financial statements, and, accordingly, we express no opinion on them.

Lawrence Hoffman, CPA, PC

Lawrence Hoffman, Certified Public Accountant, P.C.

March 13, 2002

Reissued April 11, 2002

LONG ISLAND FINANCIAL GROUP, INC.
SUPPLEMENTAL INFORMATION
SCHEDULE OF COMPUTATION OF NET CAPITAL, OF BASIC
NET CAPITAL REQUIREMENT AND AGGREGATE INDEBTEDNESS
DECEMBER 31, 2001

COMPUTATION OF NET CAPITAL:	
TOTAL OWNERSHIP EQUTIY FROM STATE OF FINANCIAL CONDITION (BALANCE SHEET)	$ 156,717
DEDUCT OWNERSHIP EQUITY NOT ALLOWABLE FOR NET CAPITAL	0
TOTAL OWNERSHIP EQUITY QUALIFIED FOR NET CAPITAL	156,717
ADD SUBORDINATED LIABILITIES	0
TOTAL CAPITAL AND ALLOWABLE SUBORDINATED LIABILITIES	156,717
DEDUCTIONS AND/OR CHARGES:	
TOTAL NONALLOWABLE ASSETS FROM STATEMENT OF FINANCIAL CONDITION (BALANCE SHEET)	(90,307)
OTHER ADDITIONS AND/OR CREDITS	0
NET CAPITAL BEFORE HAIRCUTS ON SECURITES POSITIONS	66,410
HAIRCUTS ON SECURITIES (COMPUTED WHERE APPLICABLE, PURSUANT TO 15c3-1(f))	0
UNDUE CONCENTRATION	0
OTHER HAIRCUTS	0
NET CAPITAL	$ 66,410
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
MINIMUM NET CAPITAL REQUIRED (6 2/3% OF TOTAL AGGREGATE INDEBTEDNESS)	$ 3,396
MINIMUM DOLLAR NET CAPITAL REQUIREMENT OF REPORTING BROKER DEALER	$ 5,000
NET CAPITAL REQUIREMENT (GREATER OF MINIMUM NET CAPITAL OR MINIMUM DOLLAR NET CAPITAL)	$ 5,000
EXCESS NET CAPITAL (NET CAPITAL LESS NET CAPITAL REQUIREMENT)	$ 61,410
EXCESS NET CAPITAL AT 1000% (NET CAPITAL LESS 10% OF TOTAL AGGREGATE INDEBTEDNESS)	$ 61,315
COMPUTATION OF AGGREGATE INDEBTEDNESS:	
TOTAL AGGREGATE INDEBTNESS LIABILITIES FROM STATEMENT OF FINANCIAL POSITION (BALANCE SHEET)	$ 50,945
ADDITIONS	0
TOTAL AGGREGATE INDEBTEDNESS	$ 50,945
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL (TOTAL AGGREGATE INDEBTEDNESS TO NET CAPITAL)	77%

(THE INDEPENDENT AUDITORS' REPORT AND THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.)

LONG ISLAND FINANCIAL GROUP, INC.
SUPPLEMENTAL INFORMATION
SCHEDULE SUPPORTING THE STATEMENT OF INCOME
AND RETAINED EARNINGS (DEFICIT)
DECEMBER 31, 2001
(SEE SUPPLEMENTAL INFORMATION DISCLAIMER OF OPINION)

COST OF SALES	
CLEARANCE FEES	$ 35,962
TICKER SERVICES	570
COMPLIANCE DATA EXPENSE	22
TOTAL COST OF SALES	$ 36,554
SELLING EXPENSES	
ADVERTISING	$ 300
TOTAL SELLING EXPENSES	$ 300
GENERAL AND ADMINISTRATIVE EXPENSES	
AUTO EXPENSE	$ 6,705
BANK CHARGES	2,057
CLEANING EXPENSE	2,232
COMPUTER EXPENSE	1,212
CONVENTION & SEMINAR EXPENSES	2,010
DEPRECIATION EXPENSE	3,475
DUES AND SUBSCRIPTIONS	4,087
EQUIPMENT RENTAL	4,462
EXCHANGE FEES	2,116
INSURANCE EXPENSE	7,026
INTEREST EXPENSE	233
LEGAL AND ACCOUNTING FEES	24,398
NEWS SERVICES EXPENSE	2,111
FILING FEES - NASD	2,868
OFFICE EXPENSE	31,554
OUTSIDE SERVICES	3,101
OFFICER'S SALARIES	66,600
PAYROLL TAXES	5,392
RETIREMENT PLAN CONTRIBUTIONS	41,993
RENT EXPENSE	4,800
REPAIRS AND MAINTENANCE	7,407
TELEPHONE	8,996
TRAVEL AND ENTERTAINMENT	13,544
UTILITIES	6,503
TOTAL GENERAL AND ADMINISTRATIVE EXPENSES	$ 254,882

(THE INDEPENDENT AUDITORS' REPORT AND THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.)

LAWRENCE HOFFMAN, CPA, PC
Certified Public Accountants and Consultants
30 Ursula Drive
Roslyn, NY 11576-3021
Tel: (516) 625-9051
Fax: (516) 625-0997

March 13, 2002

To the Board of Directors of
Long Island Financial Group, Inc.
2 Woodcrest Drive
Roslyn, NY 11576

Dear Mr. Reis,

In planning and performing our audit of the financial statements of Long Island Financial Group, Inc. for the year ended December 31, 2001, we considered the Company's internal control in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on internal control.

We are pleased to inform you, that no material weaknesses were noted.

Sincerely Yours,

Lawrence Hoffman, CPA, PC

Lawrence Hoffman, Certified Public Accounts, P.C.